

October 13, 2011

Via E-mail
Melvin L. Williams
Chief Financial Officer
Searchlight Minerals Corp.
2441 West Horizon Ridge Pkwy. #120
Henderson, NV 89052

> Re: **Searchlight Minerals Corp.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 000-30995**

Dear Mr. Williams:

We have reviewed your response letter dated September 15, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

General

1. We have read your response to our prior comments and the details you provided pertaining to issues raised in the course of an earlier review in formulating the additional comments in this letter. We have endeavored to further clarify aspects of the accounting and reporting that is required in your periodic reports, with emphasis on matters or circumstances which have either subsequently changed or which were not otherwise included in the scope of correspondence. We suggest that you contact us by telephone if you require further clarification or guidance in preparing your response.

Business, page 4

2.   We note that you have not complied with prior comment 2, concerning the results of your autoclaving study. Please submit the disclosures you propose to encompass your average recovery as a percentage, or the head grade, tailings grade, and recovery grade.

3.   We note that you identify in the Form 8-K that you filed on September 6, 2011, SGS Lakefield Research Chile, S.A. as the independent engineering company that performed a number of your autoclave tests. Please submit the consent that you obtained from SGS Lakefield Research Chile, S.A. in making this disclosure. Also tell us whether this company has prepared an independent technical report.

Financial Statements

Audit Report, page F-1

4.   We note your response to prior comment 3 explaining that the current audit report encompasses the inception to date period with the language "inception cumulative data prospectively from January 1, 2006." However, since your inception date was January 14, 2000 rather than January 1, 2006 the audit report does not conform to the fourth standard of reporting in AU §508.04, requiring auditors to express an opinion regarding the financial statements "taken as a whole" or to make an assertion indicating that such an opinion cannot be expressed. The guidance in AU §508.65 clarifies that this extends to comparative financial information. We have guidance in SAB Topic 1.E.2 precluding our acceptance of any audit report that is qualified as to the scope of the audit; and the guidance in AU §508.64 advises auditors against issuing piecemeal opinions when the auditor is unable to express an opinion on the financial statements taken as a whole.

Please direct your current auditor to the guidance on issuing an opinion that is based in part on the report of another auditor in AU §508.12, and obtain and file an audit report from your current auditor which conforms to this guidance. If your current auditor places reliance on the work of your prior auditor and makes reference to that effect in its report in covering the entire inception-to-date period, then you will need to follow the guidance in Rule 2-05 of Regulation S-X, and continue to obtain and file a reissued audit report from the prior auditor each time you file an annual report with the cumulative amounts.

Note 3 – Clarkdale Slag Project, page F-18

5.   We understand from your response to prior comment 4 that you have not conducted impairment testing of the amounts capitalized as long-lived assets. While we ordinarily find that documentation generated in the course of justifying a mineral interest purchase decision is also useful in supporting the amounts assigned when conducting an impairment test shortly after acquisition, as the period of ownership extends, information

gathered about mineralization on the properties or other aspects of the project or operations which had been contemplated, must be taken into account.

Under FASB ASC 360-10-35-21.c you must conduct impairment testing whenever you report a current period operating or cash flow loss, while also having a history of such losses. The event which creates this requirement is your current period loss. Therefore, as an exploration stage company, you need to update your impairment testing each period that you continue to report an operating or cash flow loss to comply with GAAP. If you have information about mineralization that is reliable, and you are able to estimate value beyond proven and probable reserves following the guidance in FASB ASC 930-360-35, such value should be considered in your impairment testing.

If you believe that you are able to support the amounts capitalized at the end of each period after conducting the required impairment testing, then please submit your analysis including details sufficient to understand the assumptions you have made.

Note 8 – Stockholders Equity, page F-25

6.   We have read your response to prior comment 5 explaining that while you believe no accounting is required for your modification to the terms of "subject warrants" you have determined that liability accounting is required for your "offering warrants." However, you propose to commence your accounting in the 2011 third quarter rather than restate earlier periods as you do not believe the differences are material.

We understand that you evaluated the need for derivative accounting in your earlier analysis of the subject warrants but did not address the prospect of accounting for the value conveyed in the modification alone, apart from that consideration. You state that you lowered the exercise price and extended the exercise period of the subject warrants because you believed this "could potentially induce the exercise of the Subject Warrants and raise additional capital." As it appears that you have conveyed value that was not contemplated in the original placements, we believe that recognition of an investor relations expense for the incremental value of the warrant modifications would be required based on analogous guidance contained in FASB ASC Section 718-20-35-3 and 4. This guidance is clear in characterizing an equity instrument modification as incremental value which should receive accounting recognition.

The guidance in SAB Topic 14:A clarifies our view on the applicability of this guidance by analogy to share based payments with non-employees. We have also expressed our view on the accounting for offering costs in SAB Topic 5:A, which while contemplating the deferral and offsetting of costs directly attributable to a proposed or actual offering of securities against proceeds, does not accommodate similar treatment of costs which are unrelated and subsequent to an offering. Given the foregoing, we believe that you should expand your materiality analysis to encompass the accounting required for modifications to the subject warrants and to address the impact on all annual periods.

<u>Note 12 – Income Taxes, page F-45</u>

7.   We have read your response to prior comment 6 concerning your rationale in offsetting losses each period by recognizing tax benefits. You state that future reversals of existing temporary differences are the primary source of taxable income you expect to generate in order to utilize your accumulating tax assets. You also explain that if these do not arise you will sell assets in order to generate income to support your more-likely-than-not view of tax asset realization. We believe that you need to revisit and update your analysis of negative and positive evidence underpinning your view about the need for a valuation allowance to reflect the changes in circumstances which occur each period.

Given that you have no source of revenues, no mineral reserves, and cumulative losses since inception; further details will be necessary to understand how you have complied with FASB ASC 740-10-30-21 and 23, in overcoming the preponderance of negative evidence apparent in your filing. Accordingly, please submit the analysis underlying your accounting. It should be clear how the weights you have assigned to each element are commensurate with the extent to which the element can be objectively verified.

If you continue to believe that you have complied with GAAP in recognizing tax benefits each period, then please address each of the following disclosure excerpts pertaining to your unprofitable operations and unsettled circumstances, all of which appear to constitute negative evidence, and explain how you have overcome these circumstances in your analysis, i.e. identify the more compelling positive evidence compiled.

- Page 4: "there is no assurance that we will develop profitable operations in the future"

- Page 9: "After an entire year of innovative attempts and modifications, the grinding circuit did not liberate the precious metals sufficiently"

- Page 17: "We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease exploration activities if we do not obtain additional financing, and our business will fail"

- Page 17: "Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future"

- Page 19: "the report of our auditor accompanying our financial statements filed herewith includes a statement that these factors raise substantial doubt about our ability to continue as a going concern"

- Page 20: "Since we have determined that we cannot move to production scale from our original design determined from our pilot-scale and have now turned to experimenting with autoclave technology"

- Page 20: "At this time we do not know the actual cost of conducting a bankable feasibility study based on an autoclave process or implementing such a study"

- Page 22: "In order for us to assert a valid right in the 160 acre Searchlight Claims which we acquired in June 2008, there must have been a discovery with respect to the Searchlight Claims prior to their transfer…if the BLM was to determine that a discovery was not made on any of the 10-acre portions of the association placer claims before any of such claims were conveyed to us [this could]… result in the loss of our rights in the surrounding 150 acres of the particular claim"

- Page 25: "The expenditures to be made by us in the exploration of the mineral claim may not result in the discovery of mineral deposits"

If you have relied on a tax planning strategy in determining that you would not recognize a valuation allowance then also include details sufficient to understand which assets you intend to sell in order to utilize the tax benefits, the periods in which these would be sold, the book and tax values assigned, and your underlying computations. Please explain how selling these assets would be consistent with your operations as a going concern.

Submit a schedule showing your annual expectations for taxable income and utilization of tax benefits prior to their expiration, identify all significant underlying assumptions, and explain how you have established support for these assumptions.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief

cc: Mr. Jeffrey Berg